

Exhibit 99.1

ANN TAYLOR

NEWS RELEASE

ANN TAYLOR ANNOUNCES AUGUST 2003 SALES RESULTS

New York, New York, September 4, 2003 – AnnTaylor Stores Corporation (NYSE: ANN) announced today total net sales for the four-week period ended August 30, 2003 increased 18.0 percent to $104,596,000 over total net sales of $88,615,000 for the four-week period ended August 31, 2002. By division, net sales were $52,686,000 for Ann Taylor and $41,395,000 for Ann Taylor Loft.

Comparable store sales for the period increased 8.2 percent compared to a comparable store sales decrease of 7.6 percent for the same four-week period last year. By division, comparable store sales for fiscal August 2003 were up 6.6 percent for Ann Taylor compared to an 8.7 percent decrease last year, and up 7.1 percent for Ann Taylor Loft compared to a 5.4 percent decrease last year.

Ann Taylor Chairman, J. Patrick Spainhour, said, “For August we achieved better than expected comparable store sales results. We continue to be pleased with the overall performance of the Ann Taylor Loft business. Promotions helped drive strong comparable sales results at both divisions, especially at Ann Taylor, and put us in a good inventory position as we enter September. At our factory division, our on-going clearance strategy coupled with well-received factory direct product drove strong performance. We are pleased about our momentum going into September and look forward to the fall season.”

Total inventory levels at the end of August, including inventory attributable to Ann Taylor Global Sourcing, were down approximately 8 percent on a per square foot basis compared to last year. By division, inventory levels on a per square foot basis were down approximately 11 percent for Ann Taylor and 3 percent for Ann Taylor Loft. The decrease in inventory levels compared to last year is attributable to better product sell-through in August combined with lower in-transit inventory levels.

The company continues to expect earnings per share for the third and fourth quarter in the range of $0.57 - $0.61 and $0.41 - $0.43, respectively.

During the month, the Company opened one new Ann Taylor store and seven new Ann Taylor Loft stores. The total store count at fiscal month end was 611, comprised of 351 Ann Taylor stores, 233 Ann Taylor Loft stores, and 27 Ann Taylor Factory stores. Total square footage at the end of fiscal August increased 8.5 percent over last year.

For the fiscal year-to-date period ended August 30, 2003, the Company’s net sales totaled $846,820,000, up 9.0 percent from $777,150,000 for the same period in fiscal 2002. By division, net sales for the fiscal year-to-date period were $470,050,000 for Ann Taylor and $301,326,000 for Ann Taylor Loft. Comparable stores sales for the fiscal year-to-date period increased 0.5 percent over the same period last year. Comparable store sales by division for the fiscal year-to-date period were down 0.9 percent for Ann Taylor and up 2.4 percent for Ann Taylor Loft.

Ann Taylor is one of the country's leading women's specialty retailers, operating 611 stores in 42 states, the District of Columbia and Puerto Rico, and also an Online Store at www.anntaylor.com.

For more information, please call (866) 214-2661 to listen to Ann Taylor Stores Corporation's monthly sales recording. No access code is required.

FORWARD-LOOKING STATEMENTS
Certain statements in this press release are forward-looking statements, made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements may use the words "expect", "anticipate", "plan", "intend", "project", "believe" and similar expressions. These forward-looking statements reflect the Company's current expectations concerning future events, and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, including failure by the Company to predict accurately client fashion preferences; decline in the demand for merchandise offered by the Company; competitive influences; changes in levels of store traffic or consumer spending habits; effectiveness of the Company's brand awareness and marketing programs; general economic conditions or a downturn in the retail industry; the inability of the Company to locate new store sites or negotiate favorable lease terms for additional stores or for the expansion of existing stores; lack of sufficient consumer interest in the Company's Online Store; a significant change in the regulatory environment applicable to the Company's business; an increase in the rate of import duties or export quotas with respect to the Company's merchandise; financial or political instability in any of the countries in which the Company's goods are manufactured; the potential impact of health concerns relating to severe acute respiratory syndrome, particularly on manufacturing operations of the Company's vendors in Asia and elsewhere; acts of war or terrorism in the United States or worldwide; work stoppages, slowdowns or strikes; and other factors set forth in the Company's filings with the SEC. The Company does not assume any obligation to update or revise any forward-looking statements at any time for any reason.



Contact:

Barry Erdos
Chief Operating Officer
(212) 541-3318

Doreen Riely
Director of Investor Relations
(212) 541-3484